# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LENNOX INTERNATIONAL INC, CIK 0001069202
CUSIP: 526107107
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 2140 LAKE PARK BLVD, 2140 LAKE PARK BLVD, RICHARDSON, Texas (TX), 75080
Date of event which requires filing of this statement: 01/26/2024
Amends the filing with accession number 0001139032-25-000002
Filed by CIK 0001139032
Persons authorized to receive notices and communications: John W. Norris, III, 2140 Lake Park Blvd., Richardson, Texas (TX), 75080, (973) 497-5000

## Reporting persons
- NORRIS JOHN W III (CIK 0001139032): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 203,250.87; shared voting power 3,283,996.37; sole dispositive power 203,250.87; shared dispositive power 3,283,966.37; aggregate amount beneficially owned 3,487,247.24 (9.8% of the class)
  Comment: A reorganization of the control of shares of the issuer occurred in January 2024. As a result, John W. Norris, III acquired beneficial ownership of more than 5% of the outstanding shares of the issuer as an individual and through several trusts that are directly or indirectly controlled by Mr. Norris, III. Mr. Norris, III was not aware that these transactions triggered the filing requirement, resulting in a late filing.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: LENNOX INTERNATIONAL INC
Address of issuer's principal executive offices: 2140 LAKE PARK BLVD, 2140 LAKE PARK BLVD, RICHARDSON, Texas (TX), 75080

## Item 2. Identity and Background
Name of person filing: John W. Norris, III
Residence or business address: 2140 Lake Park Blvd., Richardson, Texas 75080
Present principal occupation or employment: Mr. Norris is a member of the Board of Directors of the Company.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All Shares beneficially owned by Mr. Norris were acquired primarily through a combination of inheritance, gift, and compensation.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Norris acquired the Shares beneficially owned by him for investment. Mr. Norris does not have any plans, nor has he made proposals, which relate to or would result in any of the events enumerated in paragraphs (a) through (j) of Item 4 to Schedule 13D. However, Mr. Norris reserves the right to acquire additional shares, to dispose of shares or to formulate other purposes, plans or proposals to the extent he deems advisable in light of his personal investment needs (and, in his capacity as trustee of the trusts described in Item 5, the investment needs of such trusts), market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of June 23, 2025, Mr. Norris beneficially owns an aggregate of 3,487,247.24 shares of
Common Stock, constituting approximately 9.80% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Norris directly beneficially owns 201,566 shares of Common Stock, constituting approximately 0.6% of the outstanding shares of Common Stock. Mr. Norris has the sole power to dispose of and vote such shares. Mr. Norris directly beneficially owns 21,267 shares of Common Stock in joint tenancy with his spouse, Catherine Houlihan, constituting approximately 0.05% of the outstanding shares of Common Stock. Mr. Norris has shared power with Ms. Houlihan to dispose of and vote such shares. Mr. Norris may be deemed to indirectly beneficially own 28,372 shares of Common Stock owned by the Benjamin Norris Revocable Trust (the "B.N. Trust"). Mr. Norris is a co-trustee of the B.N. Trust and in such capacity has shared power to dispose of and vote the Shares held by the B.N. Trust. The shares of Common Stock owned by the B.N. Trust represent approximately 0.07% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 28,372 shares of Common Stock owned by the Lily C. Norris Revocable Trust (the "L.N. Trust"). Mr. Norris is a co-trustee of the L.N. Trust and in such capacity has shared power to dispose of and vote the Shares held by the L.N. Trust. The shares of Common Stock owned by the L.N. Trust represent approximately 0.07% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 28,372.37 shares of Common Stock owned by the William H. Norris Revocable Trust (the "W.N. Trust"). Mr. Norris is a co-trustee of the W.N. Trust and in such capacity has shared power to dispose of and vote the Shares held by the W.N. Trust. The shares of Common Stock owned by the W.N. Trust represent approximately 0.07% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 1,684.87 shares of Common Stock owned by the Norris-Newman Minors Trust (the "N.N. Trust"). Mr. Norris is a trustee of the N.N. Trust and in such capacity has the sole power to dispose of and vote the Shares held by the N.N. Trust. The shares of Common Stock owned by the N.N. Trust represent approximately 0.005% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 214,758 shares of Common Stock owned by the Norris Living Trust (the "N.L. Trust"). Mr. Norris is a co-trustee of the N.L. Trust and in such capacity has shared power to dispose of and vote the Shares held by the N.L. Trust. The shares of Common Stock owned by the N.L. Trust represent approximately 0.06% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 2,545,105 shares of Common Stock owned by JW Norris, Inc. ("JW Norris"). Mr. Norris is President of JW Norris and in such capacity has shared power to dispose of and vote the Shares held by the JW Norris. The shares of Common Stock owned by JW Norris represent approximately 7% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 321,750 shares of Common Stock owned by the John W. Norris, III Trust A (the "J.N. Trust A"). Mr. Norris is a co-trustee of the J.N. Trust A and in such capacity has shared power to dispose of and vote the Shares held by the J.N. Trust A. The shares of Common Stock owned by the J.N. Trust A represent approximately 1% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 96,000 shares of Common Stock owned by The Cabin Foundation ("Cabin"). Mr. Norris is President of Cabin and in such capacity has shared power to dispose of and vote the Shares held by Cabin. The shares of Common Stock owned by JW Norris represent approximately 0.2% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- NORRIS JOHN W III: John W. Norris, III, John W. Norris, III Director (06/23/2025)